UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

SCHEDULE TO
(Rule 13e-4)
_______________________

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

Voxware, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
_______________________

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
_______________________

92906L501
(CUSIP Number of Class of Securities)
_______________________

Scott J. Yetter
President and Chief Executive Officer
Voxware, Inc.
300 American Metro Blvd., Suite 155
Hamilton, New Jersey 08619
Telephone: (609) 514-4100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Andrew P. Gilbert, Esq.
DLA Piper LLP (US)
300 Campus Drive, Suite 100
Florham Park, New Jersey 07932
Telephone: 973-520-2550
Fax: 973-520-2573

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee
$2,217,000	$160

*	Estimated for the purpose of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. This calculation assumes the purchase of 2,217,000 shares of common stock, par value $0.001 per share, at the tender offer price of $1.00 per share in cash.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing party:	Not applicable.
	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Tender Offer Statement on Schedule TO relates to an issuer tender offer by Voxware, Inc., a Delaware corporation (“Voxware” or the “Company”), to purchase shares of its common stock, par value $0.001 per share. Voxware is offering to purchase these shares for $1.00 per share, net to the seller in cash, without interest. Voxware’s tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010, and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the Offer to Purchase under the section captioned “Summary” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) Name and Address. The issuer of the securities to which this Schedule TO relates is Voxware, Inc., a Delaware corporation. The address and telephone number of Voxware’s principal executive office is:

300 American Metro Blvd., Suite 155
Hamilton, New Jersey 08619
Telephone: (609) 514-4100

     (b) Securities. This Schedule TO relates to Voxware’s offer to purchase shares of its common stock, par value $0.001 per share (the “Shares”), 8,096,267 of which shares were issued and outstanding as of August 31, 2010, for a price of $1.00 per share.

     (c) Trading Market and Price. The information in the Offer to Purchase under the captions “Summary” and “The Offer — 6. Price Range of Shares,” is incorporated herein by reference.

     (d) Dividends. Voxware has never paid dividends with regard to its common stock, and has no plans to do so in the future. There are no current restrictions preventing Voxware from declaring dividends now or in the future.

     (e) Prior Public Offerings. Voxware has not made any underwritten public offerings of its common stock during the past three years.

     (f) Prior Stock Purchases. Voxware has not purchased any of its common stock during the past two years.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. Voxware is the only filing person. The information: (i) under Item 2(a) above; and (ii) in Schedule I to the Offer to Purchase regarding directors and executive officers of the Company, is incorporated herein by reference.

     (b) Business and Background of Filing Person. Voxware is a Delaware corporation that was organized in August 1993 under the laws of the State of Delaware and has been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, since its initial public offering on October 30, 1996.

     Voxware operates within the materials handling technology subset of the larger supply chain market. Voxware provides software for voice recognition solutions that direct the activities of the warehouse workforce. Warehouse workers, wearing headsets with microphones, speak back and forth to our voice applications. Since these workers can now work hands-free and eyes-up when performing a wide array of tasks such as picking, putaway and receiving, worker productivity increases, errors are eliminated, and workplace accidents are curtailed. Voxware customers typically increase productivity from 10 to 30% and reduce error rates by 30 to 50%, which translates into major cost savings that accrue quickly. Voxware’s primary software product, Voxware 3, offers multiple languages so companies can leverage non-native speaking workers. Voxware 3 is a unique product in the supply chain market as it combines (1) a studio for designing and configuring voice solutions, (2) an open, standards-based environment and (3) a patented software technology for managing speech recognition within a web browser architecture. By using technology that leverages open, web-centric standards to integrate voice solutions within their overall information technology infrastructures with a system that is configurable and adaptable, Voxware customers can respond to change rapidly, and are not locked-in to proprietary hardware or software architectures. Thus, Voxware customers achieve benefits faster with less cost since they can implement our systems more rapidly with fewer resources.

     Voxware has not been convicted in any criminal proceeding during the last five years. Voxware has not been a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws.

     (c) Business and Background of Natural Persons. The information in Schedule I to the Offer to Purchase regarding directors, executive officers, and controlling persons of Voxware is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) Material Terms. The information in the Offer to Purchase under the following captions is incorporated herein by reference: “Summary,” “Special Factors —8. Material U.S. Federal Income Tax Consequences,” “The Offer —1. Price,” “The Offer —2. Procedures for Tendering Shares,” “The Offer — 3. Withdrawal Rights,” “The Offer — 4. Purchase of Shares and Payment of Purchase Price,” “The Offer — 5. Conditions of the Offer,” and “The Offer — 11. Extension of the Offer; Termination; Amendment.”

     (b) Purchases. The information in the Offer to Purchase under the caption “Special Factors — 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” is incorporated by reference.

     (c) Different Terms. There are no terms or arrangements treating any Voxware security holders, as such, differently from another.

     (d) Appraisal Rights. Appraisal rights are not available.

     (e) Provisions for Unaffiliated Security Holders. No provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of Voxware.

     (f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) Transactions. The information in the Offer to Purchase under the caption “Special Factors —7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares,” is incorporated by reference.

     (b) Significant Corporate Events. The information in the Offer to Purchase under the caption “Special Factors – 2. Background of the Offer,” “Special Factors – 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares,” is incorporated by reference. During the past two years, there have been no negotiations, transactions or material contacts between Voxware and its affiliates concerning any merger, consolidation, acquisition, tender offer, election of Voxware directors, or sale or other transfer of material assets.

     (c) Negotiations or Contacts. The information in the Offer to Purchase under the caption “Special Factors – 2. Background of the Offer” is incorporated by reference. During the past two years, there have been no negotiations or material contacts concerning the matters referred to in paragraph (b) of this Item 5 between the Company and its affiliates.

     (d) Not applicable.

     (e) Agreements Involving the Subject Company’s Securities. The information in the Offer to Purchase under the captions “Special Factors —5. Our Plans After the Offer,” and “Special Factors — 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares,” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Purposes. The information in the Offer to Purchase under the caption “Special Factors —1. Purposes of and Reasons for the Offer,” is incorporated herein by reference.

     (b) Use of Securities Acquired. The information in the Offer to Purchase under the caption “Special Factors —1. Purposes of and Reasons for the Offer,” is incorporated herein by reference.

     (c) Plans.

     (1) The information in the Offer to Purchase under the following captions is incorporated herein by reference: “Special Factors — 1. Purposes of and Reasons for the Offer,” “Special Factors — 2. Background of the Offer” and “Special Factors — 5. Our Plans After the Offer.”

     (2) Not applicable. There are no plans, proposals or negotiations that relate to or would result in any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     (3) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “Summary,” “Special Factors — 1. Purposes of and Reasons for the Offer,” “Special Factors — 5. Our Plans After the Offer,” “Special Factors — 6. Effects of the Offer,” and “The Offer-13. The Reverse Stock Split.” There are no plans, proposals or negotiations that relate to or would result in any material change in the present dividend rate or policy, or indebtedness of the Company.

     (4), (5) The information in the Offer to Purchase under the following captions is incorporated herein by reference: “Summary,” “Special Factors — 1. Purposes of and Reasons for the Offer,” “Special Factors — 5. Our Plans After the Offer,” and “Special Factors — 6. Effects of the Offer.”

     (6), (7), (8) The information in the Offer to Purchase under the caption “The Offer -9. Effects of the Offer on the Market for Our Shares; Registration Under the Exchange Act,” is incorporated herein by reference.

     (9), (10) The information in the Offer to Purchase under the following captions is incorporated herein by reference: “Special Factors — 2. Background of the Offer,” “Special Factors — 5. Our Plans After the Offer” and “Special Factors — 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares.”

ITEM 7. THE SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Source of Funds. The information set forth in the Offer to Purchase under the caption “The Offer — 7. Source and Amount of Funds,” is incorporated herein by reference.

     (b) Conditions. There are certain conditions to the availability of the funds discussed in response to paragraph (a) of this Item 7. The information in the Offer to Purchase under the following captions is incorporated herein by reference: “Summary,” “Special Factors — 2. Background of the Offer,” “Special Factors — 5. Our Plans After the Offer,” and “The Offer — 7. Source and Amount of Funds.” There are no alternative financing arrangements or alternative financing plans.

     (c) Expenses. The information set forth in the Offer to Purchase under the caption “The Offer — 12. Fees and Expenses,” is incorporated herein by reference.

     (d) Borrowed Funds. No part of the funds required for the Offer to Purchase is expected to be borrowed.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership. The information in Schedule I to the Offer to Purchase regarding the beneficial ownership of Voxware’s directors and executive officers is incorporated herein by reference.

     (b) Securities Transactions. The information in the Offer to Purchase under the caption “Special Factors — 7. Interests of Directors, Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares,” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption “The Offer — 12. Fees and Expenses,” is incorporated herein by reference.

     (b) Employees and Corporate Assets. The information set forth in the Offer to Purchase under the caption “The Offer — 12. Fees and Expenses,” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     (a) Financial Information.

     (1) The audited financial statements of the Company for the fiscal year ended June 30, 2009, as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009, as filed with the SEC, is incorporated herein by reference. The audited financial statement of the Company for the fiscal year ended June 30, 2010, as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 as filed with the SEC, is incorporated herein by reference.

     (2) The unaudited financial statements for the Company included in Part I, Item I of the Corporation’s Form 10-Q for the quarter ended March 31, 2010, are incorporated herein by reference.

     (3) Ratio of Earnings to Fixed Charges. Not applicable, there are no securities being registered.

     (4) Book Value. The information in the Offer to Purchase under the caption “The Offer — 8.
     Information About Us and the Shares,” is incorporated herein by reference.

     (b) Pro Forma Information.

     (1) Pro Forma Balance Sheet at June 30, 2010. The information in the Offer to Purchase under the caption “The Offer — 8. Information About Us and the Shares,” is incorporated herein by reference.

     (2) Pro Forma Statement of Income and Earnings Per Share for the Year Ended June 30, 2010. The information in the Offer to Purchase under the caption “The Offer — 8. Information About Us and the Shares,” is incorporated herein by reference.

     (3) Pro Forma Book Value Per Share at June 30, 2010. The information in the Offer to Purchase under the caption “The Offer — 8. Information About Us and the Shares,” is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information in the Offer to Purchase under the caption “Special Factors — 7. Interests of Directors, Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares,” is incorporated herein by reference.

     (b) Other Material Information. The information in the Offer to Purchase and the Letter of Transmittal, each of which is attached hereto as exhibits, is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase, dated October 4, 2010.*

(a)(2)	Letter of Transmittal.*

(a)(3)	Notice of Guaranteed Delivery.*

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.*

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)	Letter to Stockholders of the Company, dated October 4, 2010, from Scott J. Yetter, President and Chief Executive Officer.*

(b)	Not applicable.

(c)(1)	Opinion of CBIZ Valuation Group, LLC.*

(c)(2)	Presentation to the Independent Special Committee by CBIZ Valuation Group, LLC, dated September 7, 2010.*

(d), (e)	Securities Purchase Agreement, dated as of September 17, 2010, by and between the Company and the Co-Investment Fund, II, L.P.**
Form of Standstill and Voting Agreement.**

(f), (g), (h)	Not applicable.

*	Filed herewith.
**	Filed with the Current Report on Form 8-K, as filed with the SEC on September 20, 2010 (incorporated herein by reference).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: October 4, 2010

VOXWARE, INC., a Delaware corporation

By:	/s/ Scott J. Yetter
Scott J. Yetter
President and Chief Executive Officer

ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase, dated October 4, 2010.*

(a)(2)	Letter of Transmittal.*

(a)(3)	Notice of Guaranteed Delivery.*

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.*

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)	Letter to Stockholders of the Company, dated October 4, 2010, from Scott J. Yetter, President and Chief Executive Officer.*

(b)	Not applicable.

(c)(1)	Opinion of CBIZ Valuation Group, LLC*

(c)(2)	Presentation to the Independent Special Committee by CBIZ Valuation Group, LLC, dated September 7, 2010*

(d), (e)	Securities Purchase Agreement, dated as of September 17, 2010, by and between the Company and the Co-Investment Fund, II, L.P.**

Form of Standstill and Voting Agreement.**

(f), (g), (h)	Not applicable.

*	Filed herewith.

**	Filed with the Current Report on Form 8-K, as filed with the SEC on September 20, 2010 (incorporated herein by reference).